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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                             Commission File Number    015501
(Check one)

[x] Form 10-K and Form 10-KSB [ ]  Form 11-K

[ ] Form 20-F  [ ]  Form 10-Q and Form 10-QSB[ ]Form N-SAR

    For period ended    December 31, 1995
                     -----------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

    For the transition period ended
                                    -------------------------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                    PART I
                            REGISTRANT INFORMATION


 Full name of Registrant      BIKERS DREAM, INC.
                         -------------------------------------------------------

 Former name if applicable
                           -----------------------------------------------------

 Address of principal executive office (Street and Number) 1420 Village Way
                                                           ---------------------

 City, State and Zip Code      Santa Ana, California  92705
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                                    PART II
                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     See attached.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

William R. Gresher                                     (714) 835-8464
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    (Name)                                      (Area Code) (Telephone Number)


                                      12b-25-2


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     (2) Have all other periodic reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [x]  Yes          [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [x]  Yes          [ ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     See attached.


                              BIKERS DREAM, INC.
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                (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 28, 1996                     By:   * /s/ WRG
                                             ---------------------------
                                             William R. Gresher
                                             Chief Financial Officer





                                    12b-25-3


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                                    PART III
                             NARRATIVE - ATTACHMENT

      The Company is unable to file its Form 10-KSB by the required due date because Coopers & Lybrand L.L.P. is unable to furnish their opinion by that date as certain evidential matter which is significant to disclosure in the financial statements for the year ended December 31, 1995 could not be obtained prior to the filing date without unreasonable effort or expense.





                                    12b-25-4
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                                    PART IV
                     OTHER INFORMATION - ATTACHMENT TO (3)

      The Company expects to report a significant loss for the fiscal year ended December 31, 1995, as compared to the same period in 1994 as a result of an increase in start up costs associated with opening of new Company-owned Superstores, increased legal and accounting fees, costs associated with a recent reverse acquisition and with being a public company, the write off of the deferred tax asset, and the acquisition of two former franchises.





                                    12b-25-5

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                        [COOPERS & LYBRAND LETTERHEAD]




March 29, 1996



Bikers Dream, Inc.
1420 Village Way
Santa Ana, CA 92705

Dear Gentlemen:

This is to confirm the statements made by you in Form 12b-25, request for extension to file Form 10-KSB for the year ended December 31, 1995. We are awaiting the receipt from third parties of certain evidential matter that the Company has informed us will be available during the extension period to provide an opinion on the audited financial statements of the Company for the year ended December 31, 1995.

Very truly yours,

/s/ COOPERS & LYBRAND L.L.P.